RWE



RECEIVED

2007 MAY -1 A 11:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-4018

April 17, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

07023080

SUPPL

File No. 82-4018
RWE Aktiengesellschaft,
Submission of Information to Maintain Exemption Under Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Madam or Sir:

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3-2(b), we hereby furnish the enclosed information required by Rule 12g3-2(b).

Please find attached the counter motions to the Agenda of the Annual General Meeting 2007 of RWE AG and the comments of the executive board to the counter motions.

PROCESSED
MAY 0 3 2007
THOMSON FINANCIAL

If you have any questions or comments please call the undersigned

at +49 201 12 15299 (Dr. Döss)
or +49 201 12 15030 (Mr. Alphéus).

Please acknowledge the receipt of the above mentioned document by signing the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

Yours sincerely,

R W E Aktiengesellschaft

- Dr. Döss - - Alphéus -

Encl.

RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
T +49 201 12-00
F +49 201 12-15199
I www.rwe.com

RWE

Aktiengesellschaft

Essen

Countermotions filed by **Mr. Norbert Zingraf**, Kerpen, March 31, 2007

Countermotion concerning Item 3 on the Agenda – Approval of the Acts of the Executive Board for fiscal 2006

Approval should not be granted.

Rationale:

Although the Executive Board, or more specifically the Chairman, Harry Roels, fully deserves recognition for rigorously reducing the debt level and beginning the "dismantling" of his predecessor's multi-utility dream, the acts should not be approved.
Reporting has lost a considerable amount of transparency. What used to be separate reports on the individual divisions was initially reduced to a sequential report, in which each division's core activities and nature were at least addressed on four pages of text and two picture pages. If one wants to identify a specific division in the 2006 group report that is now available, one has to fight one's way through all the chapters in order to find that it is either present, not relevant, or not mentioned at all. The only option one has to make comparisons is to then look at the key figures and/or the list of material investments in the financial statements. The company refers to the rules stipulated by Sec. 264 et seqq. of the German Commercial Code (HGB), it simplifies, and in so doing, important pieces of information are lost.
One such example is the chapter entitled Research and development (R&D), which is important to shareholders. Packaged together with employees + procurement on page 74/75, developments that are of importance for the future, i.e. CO_2-free power plants and the 700 degree C power plant are listed in the same breath as lignite pre-drying, whereby the latter is a result of what was left of the KoBra project, which was discontinued a decade ago. Although a pilot drying plant is now being built for 50 million EUROS in Niederaussem, this remains "an old hat!". 72 million EUROS for the year under review, less than peanuts! –

There is no R&D plan that has fewer visions than defined projects in a time/financial format, that can be updated, expanded an d/or reduced transparently over the years to come.
There is also a lack of transparency as regards ongoing operations, e.g. in the Hambach opencast lignite mine, where a substantial financial expense is imminent: Millions will have to be spent on relocations, land purchases and the rerouting of motorways and roads, but there is no operating master plan. The red card shown by the Federal Cartel Office in December concerning the formation of prices for key accounts, the constant discussion with "small customers" and the district attorney's investigation in connection with the electricity exchange are a substantial burden on RWE's image, although the latter affects all four energy giants.

Countermotion concerning Item 4 on the Agenda – Approval of the Acts of the Supervisory Board for fiscal 2006

Approval should not be granted.

Rationale:

The extremely premature announcement of the change in RWE's executive chair initially harmed the company as a result of drops in share price and downgrades performed by analysts. The uncertainty relating to RWE's strategy for the future will last longer.
What are the prospects for acquisitions? Wanting to replace the proven group restructurer, Harry Roels, with a manager from another branch of industry—especially given that this is the intention of the members of the Supervisory Board who are partially responsible for his predecessor's "multi-utility flop" strategy—cannot be simply excused as a beginner's mistake, in terms of professionalism. Were there some unsettled accounts here? If so, then the members of the Supervisory Board should step down as well!!!

RWE

Aktiengesellschaft

Essen



Countermotion filed by **Prof. Dr. Jens Martin Rohrbach**, Tübingen, March 25, 2007

Concerning Item 2 on the Agenda: Appropriation of distributable profit

Motion:

I would like the Annual General Meeting to pass a resolution to donate 2% of the planned dividend per share for a charitable cause (e.g. the maintenance of architectural monuments, support for schools or social institutions, etc.). This would mean that the shareholders would only receive 98% of the sum earmarked for distribution. A committee to be determined by the company would decide on how the money is used. The Annual General Meeting of the following year would receive a report on the use of the funds. The resolution would remain in force until it was revoked by a later AGM.

Rationale:

During times in which criticism is (possibly in part justifiably) levelled against "shareholder value" and power utilities, this measure would prove that the company—and above all its shareholders, who contribute the funds in the final analysis—are aware of the responsibility they shoulder for society as a whole. The modest "material loss" initially incurred by the shareholders would most probably be more than offset by the "ideational gain" over the long term.


RECEIVED

RWE

Aktiengesellschaft

Essen

Countermotions filed by **Mr. Wilm Diedrich Müller**, Neuenburg, March 15, 2007

Concerning Item 2 on the Agenda: Appropriation of distributable profit

People, I have

herewith filed a motion to request that the dividend not be paid in euros, and that instead, the money set aside for the dividend payment be used to purchase at least one share in the aforementioned shipping company*, this at least one share purchased be paid as a dividend to the shareholders of the aforementioned RWE company via a raffle, so that one share of the aforementioned shipping company is always assigned to one share of the aforementioned RWE company with the same probability,

and would

explain my motion by saying that shares are a happy reminder to me of what the world has to offer, namely people being welcomed to annual general meetings of stock corporations.

Concerning Item 4 on the Agenda: Approval of the Acts of the Supervisory Board for fiscal 2006

* Based on Mr. Müller's e-mail distribution list, the company in question is Reederei Herbert Ekkenga AG, which is based in Bad Zwischenahn, Germany.

People, I have

herewith filed a motion to request that the Acts for fiscal 2006 of the Supervisory Board of the aforementioned RWE company not be approved

and would

explain this motion by saying that, in the year referenced, this Supervisory Board violated the fundamental democratic rights of free shareholders by abstaining from returning to the former shareholders of the aforementioned RWE-Dea company the shares that were taken from them by force by the aforementioned RWE company.

I could

add that the blanket excuse offered by the aforementioned RWE company that the shares in the aforementioned RWE-Dea company held by its owner had been taken from said owners of said RWE-Dea company in an entirely legal manner in strict compliance with all currently allegedly effective laws is something I find to be roughly as convincing as someone claiming that the expropriation of people of Jewish belief during the German national socialist regime was also fully legal in accordance with the laws in place at the time.

I would have asked

the aforementioned RWE company to follow the example of the aforementioned Metro company, which returned to the shareholders of the aforementioned Praktiker company their shares, which said Metro company had previously taken away from said shareholders of the Praktiker company.

RWE

Aktiengesellschaft

Essen

Countermotion filed by the **Umbrella Association of Critical Shareholders (Dachverband der Kritischen Aktionärinnen und Aktionäre)**, Cologne, April 3, 2007

Countermotion concerning agenda item 3

Approval of the acts of the Executive Board for fiscal 2006 is denied.

Rationale

1.

We are filing a motion to deny the approval of the acts of the Executive Board because of its irresponsible nuclear and climate policy.

By submitting an application to extend the lifetime of Biblis A, RWE clearly violated the nuclear consensus, which the group helped negotiate in 2000. Biblis A is not included in the German Nuclear Energy Act's list of facilities to which the Mülheim-Kärlich electricity contingent may be transferred. It was specifically because of the legally agreed shutdown of Biblis A that RWE was relieved of the obligation to construct an underground emergency control room that it had been requested to build since 1989. The lifetime extension that has recently been applied for envisions its continued operation without an emergency control room. Thus, the company aims to continue operating a nuclear power station in violation of the nuclear consensus and generate billions in profits regardless of the dangers this harbours for the environment and the public.

Furthermore, RWE is involved in radioactive waste exports via its stake in Urenco. In the last ten years, Urenco has delivered more than 20,000 metric tons of downgraded uranium to Russia for final storage, instead of recycling the waste uranium or placing it in final storage facilities at its own sites. Officially, the transports are carried out for the purpose of re-

enrichment, but in reality, more than 90 percent of the uranium delivered winds up as waste on the lawns of Russian nuclear combines and endangers the public.

RWE's purported interest in protecting the climate is limited to its arguments in favour of extending the lifetimes of those of its nuclear power plants that have been written off.
In fact, what the group is interested in is generating an average of 300 million euros in additional profit per year and power plant unit. Just how little importance the group places on climate protection in reality is evidenced by its hard coal and lignite-fired power plants. Besides particulate matter and mercury, RWE's four lignite-fired power plants in North Rhine-Westphalia alone—Frimmersdorf, Neurath, Niederaußem and Weisweiler—emit some 90 million metric tons of carbon dioxide every year—as much as the whole of New Zealand. The fact that this is in no way anything that was inherited from the past, which is now being followed by a more intelligent attitude, is evidenced by the Neurath project: RWE began construction of this lignite-fired power plant in August 2006. Once it has been completed, the power plant will emit more than 30 million metric tons of CO_2 and thus make a substantial contribution to changing the climate.

2.*

In "Planet Water," a publication of RWE's water supply company Thames Water, the Executive Board proclaimed: "It is essential to involve all stakeholders to ensure that water resources are developed and managed appropriately and with broad public support. A common forum should be created for all stakeholders to participate in, so they can voice their concerns, hopes and suggestions about relevant decisions and future services."

Neither RWE, Thames Water, American Water nor any of their regional subsidiaries have followed this model to date, despite concerns raised by shareholders and customers since the 2006 AGM and earlier. The Executive Board has done little to improve RWE's standing with customers and shareholders in the matter of the water division in fiscal 2006.

Having already sold Thames Water to a private equity firm, RWE hopes to sell American Water later this year. However, it will be difficult for RWE shareholders to earn a good profit form the sale of American Water if customers in the United States continue to complain publicly of poor service and mismanagement.

For example, under the management of RWE, customers in the town of Felton, California have complained of poor service and unjustifiably high rates. Residents of Felton offered

California American Water a fair market value offer of $ 7.6 million to purchase the local water system, but our company refuses to negotiate. Instead, RWE and American Water are content to spend millions of dollars on legal and political battles. By refusing to negotiate with a willing buyer, California American Water has garnered negative attention for RWE, American Water, and its shareholders.

As long as the RWE Executive Board refuses to negotiate with the affected communities and local authorities on the subject of buying back their drinking water networks, the Board has no moral right to expect its acts to be approved.

* Please note that the wording of this part of the rationale comes from Dachverband der kritischen Aktionärinnen und Aktionäre and is not a translation by RWE.



RWE

Aktiengesellschaft

Essen

Countermotion filed by **Mr. Wimmar Breuer**, Bergisch-Gladbach, April 2, 2007

concerning Item 3 on the Agenda – Approval of the Acts of the Executive Board for fiscal 2006

The members of the Executive Board are denied approval for their acts in fiscal 2006.

Rationale:

Last fiscal year, RWE's Executive Board committed serious violations of the rules of orderly company management as it continues to produce almost all its electricity in a way that is harmful to the environment and promotes nuclear energy, which is an extremely risky technology.

In addition, instead of being used, the valuable primary energy used in large-scale power plants is simply wasted.

I ask myself why the huge amounts of exhaust heat are simply emitted, heating up the atmosphere. They could be put to such good use to cover our need for heat.

Until now, taxpayers have always had to pay for damage caused by floods, heat waves, droughts and storms. But RWE should not think for a minute that they will continue to do so for the decades to come. It is only a matter of time before politicians will ask RWE to pay up as a perpetrator of climate damage.

It's simply a fact that carbon dioxide is released when one burns coal.

It's in the nature of it.

When people speak of power plants that are allegedly CO_2-free, what this actually means is that in the future, only about 10% of the CO_2 emissions will be released into the atmosphere and that you are pursuing the questionable dream of compressing the rest underground.

It would be better to make use of the geothermal warmth you can find there, which is available regardless of the weather, around the clock and throughout all seasons.

No matter how you twist and turn it, solar, wind, hydro, biomass, biogas and geothermal power are the clean fuels of the future, and you, the Executive Board of RWE, simply do not take this into account.

Using them is simply a question of whether you want to!

What I'm asking is, why don't you want to?

Suitable technologies have long been developed.

Dr. Teyssen, Executive Vice President Market Management at E.ON, recently said: "Change has to come from the people."

This is why I assume that you will not do anything until you come under severe pressure from the public, given that you are building Europe's biggest spewer of CO_2 in Neurath.

Let me say a few more words on the extremely dangerous nuclear power stations you give preference to:

Nuclear accidents. Increasing the number of reactors will increase the probability of a severe accident.

Nuclear waste. Today, more than 50 years after the first nuclear power plant was commissioned, there is not a single country in the world with a safe final storage facility for highly radioactive waste.

Terrorist attacks. Nuclear facilities do not have sufficient protection against terrorist attacks. Not a single one of Germany's nuclear reactors is protected against a jumbo jet crash.

One more thing:

Doesn't it make you worry that there is not a single insurance carrier in the world—which will insure just about anything—that is willing to bear the risk of this kind of damage?

One has to acknowledge that RWE's Executive Board has not brought about a decisive switch to renewables-based power generation or promoted distributed power generation close to heat consumers in order to make use of exhaust heat. In your 2005 report entitled "Our Responsibility," you state that RWE generates 1.5 megawatts of electricity from renewables. This corresponds to a mere 4% of the annual power generation.

You want to increase this share to 6.4% by 2012. This is not an ambitious goal in light of the figures of your direct competitors and the targets set by the German government for Europe as a whole.

Unfortunately, you still bank on fossil fuels and must therefore tolerate being called a fossil as well.

My motion is thus: Deny approval of the acts of the Executive Board.

I will file this motion at the Annual General Meeting in Essen and request that votes be cast on it.

It would be sensible and in everyone's interest if you, the Executive Board of RWE, adapted your thinking to modern times and the new century.

Bergisch Gladbach, April 2, 2007

RWE

Aktiengesellschaft

Essen

Statement of the Executive Board concerning the countermotions:

RWE has had a balanced portfolio of primary energy sources used to generate electricity, including a growing amount of renewables, for a long time. Lignite, our most important domestic source of primary energy, is also indispensable to us. In light of the mounting demands placed on us to protect the climate and the increasing scarcity of generation capacity, we will conduct an investment campaign to modernize and expand our European power plant portfolio with the addition of highly efficient power plant facilities. We will exhaust all of the economically feasible potential we can use to improve efficiencies even further. We are still pursuing our ambitious goal of commissioning the world's first large-scale CO_2-free power plant in 2014. At the same time, we want to make a contribution to conserving energy by promoting the efficient use of energy by our customers as exemplified by our EnergieEffizienz initiative. The "RWE Special" in our current annual report demonstrates that we are dealing extensively with new, future-oriented technologies.

We are convinced that the continued operation of CO_2-free nuclear power plants is necessary for reasons of energy efficiency, security of supply and climate protection. Therefore, to carry this reasoning through, it would be logical to extend the lifetime of the Biblis nuclear power plant, which is in accordance with applicable laws. Our nuclear power plants comply with high, generally accepted safety standards and are regarded as exemplary on an international scale.

In our opinion, the reflection of CO_2 costs in prices, which was the subject of the statement of objections received from the Federal Cartel Office, is legitimate and both necessary and politically intended as one of the emissions trading system's incentive mechanisms in order to ensure a successful climate protection policy. RWE's power trading activities on the Leipzig Energy Exchange EEX in 2005 and 2006 were unobjectionable and complied with applicable rules at all times. In

addition to our own thorough analysis, we commissioned an independent auditor to have it appraised and attested to.

In the US, regulators take a special stance on the water business. Their directives, which take into account the public's interest, define the water utilities' range of action as regards investments, running operations, the quality of drinking water, and prices. Water businesses may only be sold with regulatory approval. When deciding on approval procedures, the authorities also take customer needs into account.

RWE does a variety of charitable and cultural work. We follow the guiding principle *entitled "Youth – Education – Future" within the scope of our sponsorship strategy*. The RWE Youth Foundation is an example of how we promote underprivileged children and adolescents. Every shareholder is free to make full or partial use of the dividend payment received for charitable or other purposes.

We cannot understand the criticism concerning the transparency of reporting in our annual report. Studies in this field rank RWE among the leading companies in its sector as regards reporting.

Therefore, we hold all the countermotions to be unfounded and will issue a statement at the Annual General Meeting if necessary.

Essen, April 5, 2007

RWE Aktiengesellschaft
The Executive Board

END